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May 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MachTen, Inc. (File No. 000-56553) Draft Registration Statement on Form 10

Ladies and Gentlemen:

Our firm represents MachTen, Inc. in connection with its filing of a Registration Statement on Form 10 on May 15, 2023 (Accession no. 0001193805-23-000731) (the “Registration Statement”).

Should any member of the Commission’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2206), Kenneth A. Schlesinger (tel.: (212) 451-2252) or Brian G. Roe (tel.: (212) 451-2382).

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

Enclosures

cc:	Steven J. Moore

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